UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY

EMPLOYEE SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY

30 Ivan Allen Jr. Boulevard, NW

Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page
EXHIBIT	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6–13
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008—	14
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	15
SIGNATURE	16

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23.1	- Consent of Deloitte & Touche LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administration Committee and Participants of

The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

June 26, 2009

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments at fair value	$ 3,722,560,791	$ 4,311,371,449

Receivables:
Due from broker for securities sold	13,633,575	1,285,912
Accrued interest	8,671	12,949

Total receivables	13,642,246	1,298,861

Cash	974,980	3,243,929

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	3,737,178,017	4,315,914,239

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT
CONTRACTS	94,813,443	5,819,928

NET ASSETS AVAILABLE FOR BENEFITS	$ 3,831,991,460	$ 4,321,734,167

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Investment (loss) income:
Interest and dividends	$ 89,441,164	$ 136,434,585
Net (depreciation) appreciation in fair value of investments	(486,429,417)	170,178,252

Total investment (loss) income	(396,988,253)	306,612,837

Contributions:
Participants	150,180,604	145,020,437
Participant rollovers	3,052,866	3,826,721
Employer	76,154,958	72,875,876

Total contributions	229,388,428	221,723,034

Subtotal	(167,599,825)	528,335,871

DEDUCTIONS:
Benefits paid to participants	(321,198,694)	(371,653,405)
Administrative expenses	(944,188)	(586,879)

Total deductions	(322,142,882)	(372,240,284)

NET (DECREASE) INCREASE	(489,742,707)	156,095,587

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,321,734,167	4,165,638,580

End of year	$ 3,831,991,460	$ 4,321,734,167

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.

General — The Plan is a defined contribution plan administered by The Southern Company Benefits Administration Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc. (the “Plan Sponsor”), Southern Communications Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Plan Administration — The trustee and recordkeeper of the Plan are Merrill Lynch Bank & Trust Co., FSB (the “Trustee”) and Merrill Lynch & Co., Inc., respectively.

Participation — Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan immediately after the employee’s first day of employment as of the first day of the payroll period.

Contributions — Participants may elect to contribute total before-tax and after-tax contributions of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain Internal Revenue Code limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts.

The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the years ended December 31, 2008 and December 31, 2007, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant’s contribution, up to 6% of eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant’s investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.

Vesting — Participants are immediately vested in the total value of their accounts – both employee and Employer Matching Contributions.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.

Payment of Benefits — Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan uses various investment instruments including common collective trust funds (“CCT”) and common and preferred stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative and Investment Management Fees — Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant-directed brokerage option are charged to the participant making the trade.

In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $974,980 and $3,243,929 as of December 31, 2008 and 2007, respectively.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Shares of common collective trust funds are reported at the net asset value of shares held by the Plan at year-end, as determined by the Trustee. The net asset value of shares in common collective trust funds is determined by the Merrill Lynch Bank & Trust Co., FSB based on the fair market value of the underlying assets. CCTs with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the Plan Sponsor to contract value. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Gains and losses from sales of self-directed investments are recorded in Interest and dividends in the Statements of Changes in Net Assents Available for Benefits.

The Plan offers a stable value investment option, the Merrill Lynch Retirement Preservation Trust, to participants. This fund may invest in guaranteed investment contracts (“GICs”), separate account GICs, and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund plus earnings less participant withdrawals.

In accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits presents the Retirement Preservation Trust holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by such FSP.

Change in Accounting Principles — Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value (see note 4, Fair Value Measurement).

On October 10, 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”), which clarifies application of SFAS No. 157 in a market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 had no impact on the financial statements.

On April 9, 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), which provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have decreased significantly. It also includes guidance on identifying circumstances indicating that a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 and will be applied prospectively. The adoption of FSP 157-4 is not expected to impact the financial statements.

3.	INVESTMENTS

The Plan’s investments, at fair value, that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value

Southern Company common stock	57,958,902	$2,144,479,366	57,712,285	$2,236,351,055
Merrill Lynch Small Cap
Index Plus Trust	-	-	12,481,118	247,999,824
Merrill Lynch Equity
Index Trust Tier 10	4,638,888	332,051,588	5,863,298	667,008,776
Merrill Lynch Retirement
Preservation Trust	682,100,102	587,286,659	633,912,634	628,101,706

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Common stocks	$ (83,632,344)	$ 118,967,629
Preferred stocks	-	378
Merrill Lynch Equity Index Trust Tier 10	(244,261,571)	33,694,460
Merrill Lynch Small Cap Index Plus Trust	(78,342,031)	(4,471,614)
Merrill Lynch Intl. Index Plus Trust	(84,144,277)	14,157,450
Northern Trust Collective Aggregate Bond Index Trust
Fund Tier N	3,950,806	5,434,140
Other	-	2,395,809

Total	$ (486,429,417)	$ 170,178,252

4.	FAIR VALUE MEASUREMENT

On January 1, 2008, the Plan adopted SFAS No. 157 which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. The criterion that is set forth in this standard is applicable to fair value measurement where it is permitted or required under other accounting pronouncements.

SFAS No. 157 defines fair value as the exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement. As a means to illustrate the input used, SFAS No. 157 establishes a three-tier value hierarchy that prioritized inputs to valuation techniques used for fair value measurement.

•	Level 1 consists of observable market data in an active market for identical assets or liabilities.
•	Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
•

Level 3 consists of unobservable market data. The input may reflect the assumptions of Plan management of what a market participant would use in pricing an asset or liability if there is little available market data and Plan management’s own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

The fair value measurements and the level of the fair value hierarchy in which they fall at December 31, 2008 are as follows:

Assets at Fair Value as December 31, 2008

	Level 1	Level 2	Level 3	Total

Common Collective Trust	$ -	$ 1,386,160,728	-	$ 1,386,160,728

Common Stocks	2,250,981,445	-	-	2,250,981,445

Participant Loans	-	-	85,418,618	85,418,618

Total assets at fair value	$ 2,250,981,445	$ 1,386,160,728	$ 85,418,618	$ 3,722,560,791

Level 3 Assets

Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$ 82,334,879

Issuances, repayments and
settlements (net)	3,083,739

Balance, end of year	$ 85,418,618

The adoption of SFAS No. 157 has not resulted in any significant changes to the methodologies used for fair value measurement. If available, quoted market prices are used to value investments. CCTs are stated at fair value as determined by the issuer of the CCTs based on the fair market value of the underlying investments. Participant loans are valued at amortized cost, which approximates fair value.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which Merrill Lynch & Co., Inc. holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 57,958,902 and 57,712,285 shares, respectively, of common stock of the Company at a fair value of $2,144,479,366 and $2,236,351,055, respectively, with a cost basis of $1,370,374,887 and $1,266,059,403, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded related dividend income of $98,598,289 and $97,400,713, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue employer contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 31, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan requested an updated determination letter on February 2, 2009. Such letter has not been received. However, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The net assets available for benefits of the Plan include $974,980 and $3,243,929 for participants who had requested distributions from their accounts but had not yet been paid at December 31, 2008 and 2007, respectively. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the years ended December 31, 2008 and 2007, respectively.

The net assets available for benefits of the Plan include a stable value investment option recorded at contract value. Investments in the Form 5500 reflect adjustments of $94,813,443 and $5,819,928 to record the stable value investment option at fair value at December 31, 2008 and 2007, respectively. Income in the Form 5500 was decreased by $94,813,443 and $5,819,928 to adjust the investment to fair value for the years ended December 31, 2008 and 2007, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$ 3,831,991,460	$ 4,321,734,167

Benefits payable to participants	(974,980)	(3,243,929)
Adjustments from Fair Value to Contract Value for fully benefit-
responsive investment contracts	(94,813,443)	(5,819,928)

Net assets available for benefits per the Form 5500	$ 3,736,203,037	$ 4,312,670,310

Reconciliations of benefits paid to participants and total loss per the financial statements to the Form 5500 for the year ended December 31, 2008 are as follows:

Benefits paid to participants per the financial statements	321,198,694
Benefits payable to participants:
Beginning of year	(3,243,929)
End of year	974,980

Benefits paid to participants per Form 5500	$ 318,929,745

Total loss per the financial statements	$ (167,599,825)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts:
Beginning of year	5,819,928
End of year	(94,813,443)

Total loss per the Form 5500	$ (256,593,340)

******

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		(c) Description of Investment,
		Including Maturity Date,
(a)	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,		(e) Current
	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost	Value

*	The Southern Company	Common stock, 57,958,902 shares	**	$ 2,144,479,366
*	Merrill Lynch Equity Index Trust Tier 10	Common collective trust, 5,861,487 shares	**	419,565,252
*	Merrill Lynch Retirement Preservation Trust	Common collective trust, 682,100,102 shares	**	587,286,659
*	Merrill Lynch Small Cap Index Plus Trust	Common collective trust, 11,789,798 shares	**	156,096,925
*	Merrill Lynch Intl. Index Plus Trust	Common collective trust, 7,835,694 shares	**	117,927,195
*	Northern Trust Aggregate Bond Index Trust
	Fund Tier N	Common collective trust, 279,367 shares	**	105,284,696
*	Participants	Loans to participants,
		with interest rates ranging
		from 4.0% to 9.5%,
		maturing January 2, 2009
		to December 30, 2023	**	85,418,618
	Various	Self-directed accounts	**	106,502,079

	Total investments			$ 3,722,560,790

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

/s/Marsha S. Johnson
Marsha S. Johnson, Chair
The Southern Company Benefits
Administration Committee

June 26, 2009